UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

FCCC, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

30246C104

(CUSIP Number)

David H. Engvall, Esq.
Covington & Burling
1201 Pennsylvania Ave., NW
Washington, DC 20004
(202) 662-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30246C104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wayfarer Financial Group, Inc. I.R.S. Identification No. 41-2098898

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Nock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank S. Blackard

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Fitzgerald O’Connor, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2004.  Unless set forth below, all previous items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D previously filed with the Commission.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented as follows:
The tender offer contemplated by the Agreement was not consummated by August 17, 2004 (the 90th day following the date of the Agreement). Accordingly, the Agreement terminated as of such date.
Item 4.	Purpose of Transaction
Item 4 is hereby supplemented as follows:
The tender offer contemplated by the Agreement was not consummated by August 17, 2004 (the 90th day following the date of the Agreement). Accordingly, the Agreement terminated as of such date.

The Filing Parties do not presently have any documented plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Filing Parties may, depending on various factors (including, without limitation, Wayfarer’s financial position and business strategy, the price level of the Issuer’s Common Stock, conditions in the securities markets and general economic and industry conditions), in the future take such actions with respect to the Issuer as they deem appropriate, including, without limitation, purchasing securities of the Issuer in the open market or otherwise, seeking to merge with the Issuer, and/or presenting proposals for stockholders’ consideration at annual or special meetings of the Issuer’s stockholders.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby supplemented as follows

Because the tender offer contemplated by the Agreement was not consummated by August 17, 2004 (the 90th day following the date of the Agreement), the Agreement terminated as of such date.  As a result, the Filing Parties no longer have any beneficial ownership interests in the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated as follows:

Because the tender offer contemplated by the Agreement was not consummated by August 17, 2004 (the 90th day following the date of the Agreement), the Agreement terminated as of such date.  There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit A - Joint Filing Agreement (previously filed).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August , 2004

Wayfarer Financial Group, Inc.

By:	/s/ William H. Nock
Name:	William H. Nock
Title:	President and Chief Financial Officer

/s/ William H. Nock
William H. Nock

/s/ Frank S. Blackard
Frank S. Blackard

/s/ J. Fitzgerald O’Connor, Jr.
J. Fitzgerald O’Connor, Jr.